Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2025

The enclosed Proxy Statement is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on September 25, 2025 at 2:00 p.m. Israel time, or at any adjournment or postponement thereof, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel (the “Company’s Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our amended and restates articles of association (the “Articles”), the presence of any two or more shareholders, personally or by proxy, holding (in the aggregate) not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on August 29, 2025 (the “Record Date”), shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 25, 2025, at the Company’s Offices at 3:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, each of Proposals Nos. 1, 2, 3, 6 (in case proposal 4 will be approved) and proposal 8 (in case proposal 4 will be approved) described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals Nos. 4, 5, 6 (in case proposal 4 will not be approved), Proposals Nos. 7, 8 (in case proposal 4 will not be approved), and Proposals Nos. 9 and 10 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the Proxy Card.

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: ofirz@bren-energy.com, no later than August 29, 2025.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be position statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANTS (ISR.), A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED (PWC ISRAEL), CERTIFIED PUBLIC ACCOUNTANTS, AS THE INDEPENDENT AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR REMUNERATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

On July 15, 2025, the Board of Directors authorized and approved, following the recommendation of the audit committee of the Board of Directors (the “Audit Committee”) dated July 9, 2025 the re-appointment of the accounting firm of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, and the length of time it has served as an auditor of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (PwC Israel) as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT EACH OF MR. ZVI JOSEPH AND MR. NIR BRENMILLER AS A CLASS II DIRECTOR ON THE BOARD OF DIRECTORS FOR A THREE-YEAR TERM UNTIL THE 2028
ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to the Company’s shareholders.

The Company’s Articles provides that the Company may have at least three (3) and not more than nine (9) directors.

The Company’s Board of Directors currently consists of six (6) directors which are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)     The Company’s Class I director is Mr. Michael Korner and Mr. Boaz Toshav, whose current term expires at the Company’s 2027 annual general meeting of shareholders; and

(ii)    The Company’s Class II directors are Mr. Zvi Joseph and Mr. Nir Brenmiller, whose current terms expire at the Meeting; and

(iii)   The Company’s Class III directors are Mr. Avraham Brenmiller and Mr. Doron Brenmiller, whose current terms expire at the Company’s 2026 annual general meeting of shareholders.

The Board of Directors approved the re-appointment of Mr. Zvi Joseph and Mr. Nir Brenmiller to the Board of Directors Class II Directors for a three-year term, until the Company’s annual general meeting of shareholders to be held in 2028.

The directors, whose professional backgrounds are detailed below, have informed the Company that they are willing, able, and ready to serve as directors if re-appointed. Additionally, in accordance with the Companies Law, each of the directors have certified to the Company that he meets all the requirements of the Companies Law for appointment as a director of a public company, possess the necessary qualifications and has sufficient time to fulfill his duties as a director on the Board of Directors, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future appointment of the directors.

Subject to the re-appointment of Mr. Joseph and Mr. Nir Brenmiller, they will continue to be entitled to indemnification and release letters as applicable and in accordance with the Company’s policies, and shall be covered by the Company’s directors and officer’s insurance, in the terms as approved by relevant organs of the Company from time to time.

In addition, in his capacity as a director on the Board of Directors, as of this date Mr. Joseph is entitled to an annual fee and an attendance fee in accordance with the “Maximum Amount” set forth in section 5(e) of the Companies Law Regulations (exemptions for Company’s whose shares are traded outside of Israel).

Mr. Nir Brenmiller is compensated as the Company’s COO, under an employment agreement which was previously approved by the Company’s shareholders. As of this date, Mr. Nir Brenmiller is not entitled to compensation for his services as a director.

Set forth below is certain biographical information regarding the background and experience of each of the directors nominated for re-appointment:

Zvi Joseph, Independent Director

Mr. Zvi Joseph, has served on the Board of Directors since August 2024. Mr. Joseph has a diverse work experience spanning multiple industries. Since 2005, Mr. Joseph has served as deputy general counsel of Amdocs, Inc. (NASDAQ: DOX). Mr. Joseph has acted as an independent director of AYRO, Inc. (NASDAQ: AYRO) a technology company which designs and manufactures compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local delivery and government use, since 2020. From 2018 to 2020, Mr. Joseph served as an independent director for DropCar, Inc, which offered a cloud-based platform and mobile app that helped consumers and automotive-related companies access garages. Mr. Joseph holds a Bachelor of Arts degree from New York University and a Juris Doctor from Fordham University School of Law. Mr. Joseph is also a graduate of the Advanced Management Program of the Harvard Business School (2024) and was awarded a Corporate Director Certificate in Corporate Governance by the school in 2020. Mr. Joseph obtained NACD Directorship Certification® from the National Association of Corporate Directors (NACD) in April 2022.

Nir Brenmiller, Director

Mr. Nir Brenmiller has served as the Company’s COO since January 16, 2022 and has been a member of the Board of Directors since 2012. Previously, Mr. Nir. Brenmiller served as the Company’s executive vice president since 2012. Mr. Nir. Brenmiller holds a B.A. in Computer Science from the IDC — Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. Nir Brenmiller technological and executive experience qualifies him to serve as a director.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Zvi Joseph as a class II independent director of the Company for a three-year term, until the annual general meeting of shareholders to be held in 2028.”

“RESOLVED, to re-appoint Mr. Nir Brenmiller as a class II director of the Company for a three-year term, until the annual general meeting of shareholders to be held in 2028.”

The re-appointment of Mr. Zvi Joseph and Mr. Nir Brenmiller as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE A PRIVATE PLACEMENT BY A MAJOR SHAREHOLDER OF THE COMPANY (THE “PRIVATE PLACEMENT”) AND RELATED AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION FOR THE ISSUANCE OF PREFERRED SHARES TO A MAJOR SHAREHOLDER PURSUANT TO THE PRIVATE PLACEMENT

Background

On July 24, 2025, the Audit Committee and the Board of Directors, respectively, approved and recommended to the shareholders to approve a private placement of Company’s securities in consideration of cash to Alpha Capital Anstalt (“Alpha”), a major shareholder of the Company, under the terms specified in the securities purchase agreement dated July 25, 2025, between Alpha and the Company (the “Securities Purchase Agreement”), which was filed as Exhibit 10.1 to the Report of a Foreign Private Issuer on Form 6-K, filed on July 29, 2025.

Pursuant to the terms of the Securities Purchase Agreement, the Company will issue and sell to Alpha, subject to the fulfillment of certain conditions, up to an aggregate of up to $25 million in securities across multiple tranches; consisting of preferred shares, pre-funded warrants, and ordinary warrants in a private placement. The Securities Purchase Agreement also provides for certain additional fundings by Alpha, and, subject to certain conditions, allows for up to $50 million in cumulative financing within two years from the Equity Closing (as defined below) (the “Private Placement”).

The Initial Closing

At the initial closing, which took place on July 28, 2025, for a subscription amount of $1.2 million the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share (“Pre-Funded Warrants”), and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share (“Ordinary Warrants”). The Pre-Funded Warrants are exercisable upon issuance and will expire when exercised in full. The Ordinary Warrants are exercisable upon issuance and expire five years from the initial exercise date. The exercise of the Pre-Funded Warrants and Ordinary Warrants are subject to certain beneficial ownership limitations contained therein.

On August 11, 2025, the Company and Alpha entered into an amendment to the Securities Purchase Agreement (the “Amendment”), and agreed, among other things, to amend the aggregate subscription amount of the Pre-Funded Warrants and Ordinary Warrants in connection with the initial closing from $1,200,000 to $1,395,790.

The Equity Closing

Under the terms of the Securities Purchase Agreement, at the Equity Closing, subject to satisfaction of certain closing conditions, including the approval of the Company’s shareholders voting in favor of the amendment to the Company’s amended and restated articles of association (the “Articles”), and obtaining additional regulatory approvals, the Company will issue preferred shares with a stated value of $1,000 per share, (the “Preferred Shares”), in exchange for an additional $3.8 million investment (the “Equity Closing”). Each Preferred Share is convertible into Ordinary Shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company will also issue accompanying ordinary warrants, with an exercise price of $2.40 per share (the “Additional Ordinary Warrants”), equal to 100% of the shares underlying the Preferred Shares, which will be exercisable upon issuance and will expire five years from the initial exercise date.

Upon the closing of the Equity Closing, Alpha, which currently represents voting rights of approximately 9.4% of the Company’s outstanding ordinary shares, is expected to beneficially own up to 24.99% of the Company’s outstanding ordinary shares.

Subsequent Financing and Additional Financing

Under the terms of the Securities Purchase Agreement, subject to certain conditions and as long as any Preferred Shares or Additional Ordinary Warrants are outstanding, Alpha also has the right to purchase additional preferred shares and warrants from the Company up to an additional $20 million (the “Subsequent Financing”).

The Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, Subsequent Financing or other financing arranged by Alpha (the “Additional Funding”), subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing.

The Required Shareholders’ Approvals in connection with the Private Placement

Amendment of the Articles to allow issuance of Preferred Shares in the Equity Closing

In order to enable the issuance of Preferred Shares as contemplated under the Securities Purchase Agreement as part of the Equity Closing and to ensure compliance with applicable law, the Board seeks shareholders’ approval to amend and restate the Articles. The proposed amendment will authorize the creation and issuance of Preferred Shares, including the rights, preferences, privileges, and restrictions applicable thereto, as set forth in the form of amendment attached hereto as Exhibit A (the “Articles Amendment”).

The following is a summary of the material terms in connection with the Preferred Shares, as outlined in the Articles Amendment (all following terms are as defined in the Articles Amendment):

Authorized Share Capital.    The authorized share capital of the Company shall consist of (i) 150,000,000 Ordinary Shares, no par-value each (the “Ordinary Shares”), and (ii) 25,000 Preferred Shares, no par-value each (the “Preferred Shares”). The Ordinary Shares shall rank pari passu among themselves in all respects; and the Preferred Shares shall rank pari passu among themselves in all respects.

Conversion Rights.    Each Preferred Share is convertible, at the option of the holder, into Ordinary Shares of the Company at a conversion ratio equal to the Stated Value of $1,000 per share divided by the Conversion Price of $2.288. Conversion may be effected by submitting a Conversion Notice via email, without the need for physical delivery of share certificates, unless otherwise requested.

Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares.    With respect to any unconverted Preferred Shares, if the Company at any time on or after the Initial Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its Ordinary Shares into a greater number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares, with respect to a Preferred Shareholder, in effect immediately prior to such subdivision will be proportionately adjusted. Without limiting any provision of this Article (b), with respect to any unconverted Preferred Shares, if the Company at any time on or after the Initial Issuance Date combines (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its Ordinary Shares into a greater number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares in effect immediately prior to such subdivision will be proportionately increased. Without limiting any provision of Article (b), with respect to any unconverted shares, if the Company at any time on or after the Initial Issuance Date combines (by combination, reverse stock split or otherwise) its Ordinary Shares into a smaller number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares in effect immediately prior to such combination will be proportionately reduced. Any adjustment pursuant to this Article (b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Article 7(b)(i) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such applicable Conversion Price shall be adjusted appropriately to reflect such event.

Beneficial Ownership Limitation.    Preferred Shares shall not be convertible to the extent that such conversion would result in the holder beneficially owning more than 9.99% of the Company’s Ordinary Shares. This threshold may be adjusted by the holder (up to a maximum of 24.99%) with 61 days’ prior written notice, subject to shareholder approval as required under Israeli law. For avoidance of doubt, and subject further to any additional limitations on Preferred Shareholder’s holdings prescribed in this Article 17A, in no event shall the Maximum Percentage with respect to a Preferred Shareholder, be amended in such manner where such Preferred Shareholder shall hold more than 24.99% of Company’s issued and outstanding Ordinary Shares, without the approval of the Shareholders as required under the Companies Law (to the extent not secured by such time).

Rights in Fundamental Transactions.    In the event of a Fundamental Transaction (including mergers, asset sales, reorganizations, or changes of control), the Successor Entity must assume all obligations under the Preferred Share terms and issue equivalent securities to Preferred Shareholders. Such securities must maintain the same dividend rate and rank as the original Preferred Shares and be listed on a recognized trading market.

Anti-Dilution Protection.    If the Company issues Ordinary Shares or equivalents at a price lower than the then-effective Conversion Price, the Conversion Price of the Preferred Shares shall be adjusted downward to match the lower price, subject to certain exemptions. This includes securities issued in subsequent closings under the applicable Preferred SPA.

Preferred Dividend.    Preferred Shares accrue an annual dividend of 8% of the Stated Value, payable in cash within 30 days following Board approval of the Company’s audited financial statements, subject to the solvency and profit tests under the Israeli Companies Law. Unpaid dividends shall accrue and may be converted into Ordinary Shares at the Conversion Price. Subject to equity conditions and applicable law, dividends may also be paid in Ordinary Shares.

Voting Rights.    Preferred Shares do not carry voting rights in General Meetings, except where class-specific matters require a separate vote under applicable law. Upon conversion into Ordinary Shares, the converted shares shall carry voting rights equal to those of other Ordinary Shares.

The Private Placement

The issuance of Preferred Shares under the Equity Closing, which will occur upon the time of the Equity Closing (as defined in the Securities Purchase Agreement), and any other issuance which may be made under the Subsequent Financing or the Additional Financing, requires the Company’s shareholders’ approval in accordance with section 274 of the Companies Law, as a private placement that grants 20% or more of the Company’s issued and outstanding share capital, which is not in market terms.

The Audit Committee and the Board of Directors resolved to approve and recommend to the Company’s shareholders to approve the Private Placement and the Articles Amendment, based on the following considerations: (i) the transaction provides access to capital that will fund execution of the Company’s commercial TES projects across Europe, the U.S., and the Middle East; (ii) Alpha is a long-standing shareholder with a track record of support for the Company, demonstrating confidence in the Company’s technology and growth strategy; (iii) the investment terms were negotiated at arm’s length and reflect prevailing market conditions for companies of similar size and industry; (iv) the Articles Amendment is required to create and issue the new class of Preferred Shares contemplated by the transaction with Alpha which would enable access up to $25 million (and potentially up to $50 million) in financing contemplated under the Securities Purchase Agreement.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a Private Placement with a major shareholder of the Company and related Articles Amendment to allow the issuance of preferred shares to a major shareholder pursuant to the Private Placement, in the form attached as Exhibit A to this Proxy Statement”.

The approval of this proposal, as described above, requires an affirmative vote of a Simple Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE RENEWAL OF THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their office holders (as such term is defined in the Companies Law) and directors, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on August 25, 2022, the Company’s shareholders approved the compensation policy for the Company’s officers and directors for a period of three (3) years and was subsequently amended pursuant to the approval of the Company’s shareholders on January 24, 2023 (the “Current Compensation Policy”). The Company’s Current Compensation Policy will expire on August 25, 2025 and requires renewal for an additional three-year period.

On July 9, 2025 and July 15, 2025, the compensation committee of the Board of Directors (the “Compensation Committee”), and on July 15, 2025, the Board of Directors, respectively, reviewed in depth the terms of the Current Compensation Policy and approved, and recommended to the Company’s shareholders to approve, a new compensation policy (the “Proposed Compensation Policy”). The purpose of the amendments in the Proposed Compensation Policy (compared to the Current Compensation Policy) is to meet the changing legal and business environment in which the Company operates, and the compensation needs of its office holders.

The following table presents the main amendments made in the Proposed Compensation Policy compared to the Current Compensation Policy:

Section	Topic	Current Compensation Policy	Proposed Compensation Policy
2.5.2	Basic Salary, Benefits, and Other Related Benefits

“….The Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.”

“…The Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) or options to purchase Ordinary Shares, which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 50% (“Equity-based Compensation in Lieu of Cash Compensation”).”

2.8 and 2.9.1.	One Time Bonus and Long-Term Compensation

“An approval of a One-Time Bonus to the CEO which is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all discretionary bonuses does not exceed 3 monthly salaries.”

“The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. It shall be clarified that any office holders who is a controlling shareholder and/or relative of controlling shareholder (as defined in the Companies Law, 5759-1999) will not be entitled to long-term compensation according to this section. The principles for the long-term compensation are as follows:…”

Removed the requirement of an office holder not to be a controlling shareholder in both sections.

Section	Topic	Current Compensation Policy	Proposed Compensation Policy
2.9.1.3	Long-Term Compensation- Acceleration Mechanism

“Acceleration Mechanism — The Board of Directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan), other than in the following events: (i) termination of employment-other than in case of change of control, as defined in the employment agreement; (ii) transfer of control as a result of the sale of shares from one controlling shareholders to another as part of a block-trade..”

“Acceleration Mechanism — The Board of Directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan) and/or any other event, including termination of employment, in case of change of control etc..”

2.9.1.4	Long Term Compensation- Exercise Price	“Exercise Price — The exercise price of the equity-based compensation shall not be less than the average price of the last 30 trading days share price, prior to the grant date”.

“Exercise Price — The exercise price of the equity-based compensation (if applicable) shall be determined by the compensation committee and the Board of Directors and in any case shall not be less than $0.01.”

2.9.2	Long Term Compensation- exchanged equity-based compensation

“The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relative of controlling shareholder (only in the event described in this section 2.9.2), with RSU, or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).”

“The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relative of controlling shareholder (only in the event described in this section 2.9.2), with RSU, Options or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).”

2.12.2	Compensation to Directors	“Directors who also serve as Office Holders will not receive directors compensation in addition to the office holders compensation.”	“Directors who also serve as Office Holders on a full-time (100%) basis will not receive directors in addition to the Office Holders compensation.”
2.12.3 – 2.12.4	Director Compensation

“The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes/Intermediate), and will not exceed NIS100,000 of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, subject to the limitations of the compensation regulations.”

2.12.3 Equity-Based Compensation — an annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Plan, will be allowed, with the approval of the Compensation Committee and the Board (without the need of further shareholders’ approval), as follows:

Each year, at a date determined by the Board, non-executive directors who are members of the Board at the determined time, shall be entitled to a certain amount of options or RSUs to be vested into Ordinary Shares of the Company.

•   For each non-executive member of the Board — the maximum value of $40,000, vested over 4 quarters, at the end of each quarter. In case

Section	Topic	Current Compensation Policy	Proposed Compensation Policy

of options-the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

•   For each non-executive member of the Board which is also a committee member — the maximum value of $50,000, vested over 4 quarters, at the end of each quarter. In case of options-the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

For new non-executive directors joining the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs or Options will be subject to the same vesting schedule as described in this section.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs or Options which were granted to him or her for his or her duty will expire immediately. In case of Options, all vested Options shall be exercisable for a period of up to 5 years from date of grant.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors (as the case may be) and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes/Intermediate), based on the according to the average of Company’s market share price in the last 5 – 30 days (at the Boards’ discretion).,

2.12.4 Per each of the non-executive directors’ request, the Compensation Committee and the Board will have full discretion to determine the combination of cash and equity-based compensation for each non-executive directors each year, which will be determined proportionally. It shall be clarified that in any case, the cash compensation will not exceed the maximum amount allowed under the compensation regulations (as defined above).

Section	Topic	Current Compensation Policy	Proposed Compensation Policy

(for example: if a director who is also a committee member requests to receive 50% in cash and 50% in equity in one year, the calculation will be as follows: (i) 50% in cash will be calculated according as 50% of the ‘Maximum Amount’ under the compensation regulations (which includes annual compensation and participation compensation); plus (ii) 50% in equity will be calculated as 50% of value of $50,000.)

When considering the Proposed Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for its office holders and directors. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The Proposed Compensation Policy is designed to promote retention and motivation of the Company’s office holders and directors, incentivize superior individuals’ excellence, align the interests of the Company’s office holders and directors with the long-term performance of the Company and provide a risk management tool. To that end, a portion of each office holder’s compensation package is targeted to reflect the Company’s short and long-term goals, as well as the office holder’s individual performance, while considering each officer’s skills, education, expertise and achievements.

The Proposed Compensation Policy is attached hereto as Exhibit B.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Proposed Compensation Policy, in the form attached as Exhibit B to this Proxy Statement, to be in effect for a term of three (3) years as of the date of this Meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 5

TO APPROVE AN UPDATE TO THE TERMS OF COMPENSATION OF MR. AVRAHAM BRENMILLER, THE CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a company’s chief executive officer, in accordance with or which exceed the terms of the company’s compensation policy, require approval by a company’s compensation committee, its board of directors and its shareholders (by a Special Majority, as defined above), in that order.

Mr. Avraham Brenmiller founded the Company in Israel in 2012, has served as the Company’s CEO and chairman of the Board of Directors since, and is compensated only for his position as the Company’s CEO, under an employment agreement (“Mr. Avraham Brenmiller’s Current Agreement”), as approved by the Company’s shareholders on August 25, 2022, and as of this date, is not entitled to receive compensation for his position as Chairman of the Board.

On August 1, 2024, the Board determined that Mr. Avraham Brenmiller is no longer considered a controlling shareholder of the Company (as the term “control” is defined under the Companies Law). Mr. Avraham Brenmiller has made major contributions to the Company’s business and growth during his term as CEO.

On July 9, 2025 and on July 15, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve an update to Mr. Avraham Brenmiller’s terms of compensation, effective as of the date of the Meeting, to incorporate the following (“Update to Mr. Avraham Brenmiller’s Compensation”):

i.       Eligibility for equity-based compensation:

The Compensation Committee and the Board of Directors may, without the need for additional shareholders’ approval, grant to Mr. Avraham Brenmiller equity-based awards, in an amount which reflects up to the maximum annual value according to the Company’s Compensation Policy, as may be in effect from time to time. Any equity-based awards will include a full acceleration mechanism of all awards in change of control event or in case of termination of employment (not for cause, as defined in Mr. Avraham Brenmiller’s employment agreement). In addition, the Board of Directors will be entitled to determine a partial or a full acceleration mechanism for the equity-based compensation at any other event. All other terms of such equity-based awards will be in accordance with the terms of the Company’s compensation policy (as may be in effect from time to time) and the Company’s stock option plan “2013 global incentive equity scheme” (the “Plan”).

ii.      Eligibility for discretionary bonuses:

The Board of Directors, subject to the recommendation of the Compensation Committee and Mr. Avraham Brenmiller’s direct supervisor (if applicable), may decide to grant a discretionary bonus (beyond any annual bonus, if applicable), to Mr. Avraham Brenmiller, in an amount which shall not exceed the maximum value specified in the Company’s Compensation Policy, as may be in effect from time to time, without the need of additional shareholders’ approval.

iii.     Replacement with services agreement & equity assignment:

Mr. Avraham Brenmiller will have full discretion to replace his employment agreement with a services agreement (without changing the maximum annual cost), and to assign his equity-based award grants to a sole proprietorship or a company wholly owned by Mr. Avraham Brenmiller1.

Other than the aforementioned Update to Mr. Avraham Brenmiller’s Compensation, there will be no other changes to Mr. Avraham Brenmiller’s Current Agreement.

The Company seeks shareholders’ approval of the Update to Mr. Avraham Brenmiller’s Compensation, in accordance with the Current Compensation Policy (except for the acceleration mechanism in case of termination of employment) and the Proposed Compensation Policy.

____________

1        Any change, if and to the extent approved by the Company, will not result in the Company bearing any costs that may be associated with the transfer of the shares/options, and any tax implications shall be borne directly by the optionee.

When considering the Update to Mr. Abraham Brenmiller’s Compensation, in terms which exceed the terms of the Current Compensation Policy (only regarding the acceleration mechanism in the event of termination of employment), the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that the suggested acceleration mechanism (which exceed the Current Compensation Policy terms) is in accordance with the Proposed Compensation Policy (as defined in Proposal 4 hereof); (iii) factors included in the Current Compensation Policy and Proposed Compensation Policy, including, the position, responsibilities, background and experience of Mr. Avraham Brenmiller; (iv) other relevant information and materials presented to them; (v) the importance and contribution of Mr. Avraham Brenmiller to the Company’s business and growth; (vi) that the Update to Mr. Avraham Brenmiller’s Compensation reflect a fair and reasonable value of his contribution to the Company; and (vii) that Mr. Avraham Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (viii) Mr. Avraham Brenmiller’s extensive knowledge and expertise in the renewable energy sector; (ix) his role as a significant investor in the Company, having personally invested substantial amounts towards the development and advancement of the Company’s technology; (x) his established relationships and reputation within the global energy industry, which contribute to the Company’s strategic positioning; and (xi) his long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve the Update to Mr.    Avraham Brenmiller’s Compensation, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

PROPOSAL 6

TO APPROVE AN UPDATE TO THE TERMS OF COMPENSATION OF MR. NIR BRENMILLER, THE COMPANY’S CHIEF OPERATING OFFICER AND DIRECTOR, AND OF MR. DORON BRENMILLER, THE COMPANY’S CHIEF BUSINESS OFFICER AND DIRECTOR

Under the Companies Law, arrangements concerning compensation of a company’s Office Holders, which also serve as members of the board, in accordance with or which exceed the terms of the company’s compensation policy, require approval by a company’s compensation committee, the board of directors, and that company’s shareholders by a Simple Majority if aligned with the company’s compensation policy, or by a Special Majority (as defined in this Proxy Statement) if they exceed its terms.

Mr. Nir Brenmiller has served as the Company’s COO since January 16, 2022 and has been a member of the Board of Directors since 2012. As of this date, Mr. Nir Brenmiller is compensated under an employment agreement as previously approved by the Company’s shareholders on February 9, 2022 and subsequently updated by the Company’s shareholders by December 5, 2024 (the “Mr. Nir Brenmiller’s Current Agreement”). Mr. Nir Brenmiller has made major contributions to the Company’s business and growth since his appointment.

Mr. Doron Brenmiller, has served as the Company’s CBO since January 16, 2022, and has been a member of our Board of Directors since 2012. As of this date, Mr. Doron Brenmiller is compensated under an employment agreement as previously approved by the Company’s shareholders on February 9, 2022 and subsequently updated by the Company’s shareholders by December 5, 2024 (“Mr. Doron Brenmiller’s Current Agreement”).

On July 9, 2025 and July 15, 2025, the Compensation Committee and the Board of Directors, respectively, approved, and recommend that the Company’s shareholders approve an update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s terms of compensation, effective as of the date of the Meeting, to incorporate the following (the “Update to Mr. Nir Brenmiller’s and Doron Brenmiller’s Compensation”):

i.       Eligibility for annual bonuses

Each year, the Compensation Committee and the Board of Directors may determine measurable targets which will entitle Mr. Brenmiller to an annual bonus, in an amount equal to up to the maximum amount stated in the Company’s compensation policy, as may be from time to time, subject to the decision and approval of the Compensation Committee and the Board of Directors without the need for additional shareholders’ approval.

ii.      Eligibility for Equity-Based Compensation:

The Compensation Committee and the Board of Directors may, without the need for additional shareholders’ approval, grant equity-based awards to Mr. Brenmiller, in an amount which reflects up to the maximum annual value according to the Company’s Compensation Policy, as may be in effect from time to time. Any equity-based awards will include a full acceleration mechanism of all awards in change of control event or in case of termination of employment (not for cause, as defined in Mr. Brenmiller’s employment agreements). In addition, the Board of Directors will be entitled to determine a partial or a full acceleration mechanism for the equity-based compensation at any other event. All other terms of such equity-based awards will be in accordance with the terms of the Company’s compensation policy (as may be in effect from time to time) and the Plan.

iii.     Eligibility for Discretionary Bonuses:

The Board of Directors, subject to the recommendation of the Compensation Committee and Mr. Brenmiller’s direct supervisor (if applicable), may decide to grant a discretionary bonus (beyond any annual bonus, if applicable), to Mr. Brenmiller, in an amount which shall not exceed the maximum value specified in the Company’s compensation policy, as may be in effect from time to time, without the need of additional shareholders’ approval.

iv.      Replacement with Services Agreement & Equity Assignment:

Mr. Brenmiller will have full discretion to replace his employment agreement with a services agreement (without changing the maximum annual cost), and to assign his equity-based award grants to a sole proprietorship or a company wholly owned by Mr. Brenmiller2.

Other than the Update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s Compensation, there will be no other changes to either Mr. Nir Brenmiller’s or Mr. Doron Brenmiller’s Current Agreement.

The Company seeks shareholders’ approval for the update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s terms of compensation, which are in accordance with the Current Compensation Policy (except for the acceleration mechanism in case of termination of employment) and the Proposed Compensation Policy.

When considering the Update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s Compensation, in terms which exceed the terms of the Current Compensation Policy (only regarding the acceleration mechanism in the event of termination of employment), the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that the suggested acceleration mechanism (which exceed the Current Compensation Policy terms) is in accordance with the Proposed Compensation Policy (as defined in Proposal 4 hereof); (iii) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Nir Brenmiller and Mr. Doron Brenmiller; (iv) the importance and contributions of Mr. Nir Brenmiller and Mr. Doron Brenmiller to the Company’s business and growth; (v) that the Update to Nir Brenmiller’s and Mr. Doron Brenmiller’s Compensation reflects a fair and reasonable value of their contribution to the Company; and (vi) that Mr. Nir Brenmiller and Mr. Doron Brenmiller each performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (vii) Mr. Nir Brenmiller and Mr. Doron Brenmiller’s extensive knowledge and expertise in the renewable energy sector; (viii) their role as a significant investor in the Company, having personally invested substantial amounts towards the development and advancement of the Company’s technology; (ix) their established relationships and reputation within the global energy industry, which contribute to the Company’s strategic positioning; and (x) their long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve an Update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s Compensation, as set forth in the Proxy Statement.”

In case Proposal 4 is approved, the approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement.).

In case Proposal 4 is not approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

____________

2     Any change, if and to the extent approved by the Company, will not result in the Company bearing any costs that may be associated with the transfer of the shares/options, and any tax implications shall be borne directly by the optionee.

PROPOSAL 7

TO APPROVE AN EQUITY-BASED GRANT FOR MR. AVRAHAM BRENMILLER AS THE CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a company’s chief executive officer, in accordance with or which exceed the terms of a company’s compensation policy, require approval by the company’s compensation committee, the board of directors and the company’s shareholders (by a Special Majority, as defined above), in that order.

General

Mr. Avraham Brenmiller founded the Company in Israel in 2012, has served as the Company’s CEO and chairman of the Board of Directors (the “Chairman of the Board”) since, and is being compensated only for his position as the Company’s CEO, as previously approved by the Company’s shareholders. On August 1, 2024, the Board of Directors determined that Mr. Avraham Brenmiller is no longer considered a controlling shareholder of the Company (as the term a “controlling shareholder” is defined under the Companies Law).

Proposed Equity Grant

Based on the discussions held by the Compensation Committee on July 27 and 28, 2025, and following its recommendations, on August 7, 2025 the Board of Directors approved and recommend to the Company’s shareholders the approval of an equity grant to Mr. Avraham Brenmiller, under the following terms (the “CEO Equity Grant”):

•        Number of options:    In case the Private Placement, as defined in Proposal No. 3 above, will be approved, Mr. Avraham Brenmiller will be granted with options to purchase up to 387,938 Ordinary Shares (which reflects 4.26% of the Company’s current issued and outstanding share capital on a fully diluted basis), and in case the Private Placement, as defined in Proposal No. 3 above, will not be approved, Mr. Avraham Brenmiller will be granted with options to purchase up to 270,702 Ordinary Shares (which reflects 4.67% of the Company’s current issued and outstanding share capital on a fully diluted basis) (the “Options”).

•        Vesting Period:    Over a period of three years, as follows: (i) One third (1/3) of the Options shall vest 12 months following the date of the Meeting (“Date of Grant” and “First Vesting”, respectively); (ii) One third (1/3) of the Options shall vest 24 months following the Date of Grant (“Second Vesting”); (iii) One third (1/3) of the Options shall vest 36 months following the Date of Grant (“Third Vesting”).

•        Exercise Price:    The Options which shall vest in the First Vesting and the Second Vesting will be exercisable at a price of $0.01 per share. The Options which shall vest in the Third Vesting will be exercisable at a price of $2.16 per share (calculated according to the average market share price in the last 30 days prior to the Board of Directors’ approval of the CEO Equity Grant).

•        Acceleration Mechanism:    Full acceleration of the CEO Equity Grant will be permitted in the event of termination not for ‘cause’, as such term is defined in Mr. Avraham Brenmiller’s employment agreement.

All other terms and conditions of the CEO Equity Grant will be as set forth in the Current Compensation Policy or Proposed Compensation Policy, as applicable and the Plan.

The Company seeks shareholders’ approval for the CEO Equity Grant, in accordance with the Current Compensation Policy (except for the Exercise Price and the Acceleration Mechanism in case of termination of employment) and the Proposed Compensation Policy. When considering the approval of the CEO Equity Grant for Mr. Avraham Brenmiller, in terms which exceed the terms of the Current Compensation Policy (except for the Exercise Price in the First and Second Vesting and the acceleration mechanism in the event of termination of employment), the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that the suggested Exercise Price and Acceleration Mechanism is in accordance with the Proposed Compensation Policy (as defined in Proposal 4 hereof); (iii) factors included in the Current Compensation

Policy and Proposed Compensation Policy, including, the position, responsibilities, background and experience of Mr. Avraham Brenmiller; (iv) other relevant information and materials presented to them; (v) the importance and contribution of Avraham Nir Brenmiller to the Company’s business and growth; (vi) that the CEO Equity Grant to Mr. Avraham Brenmiller reflects a fair and reasonable value of his contribution to the Company; and (vii) that Mr. Avraham Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (viii) Mr. Avraham Brenmiller’s extensive knowledge and expertise in the renewable energy sector; (ix) his role as a significant investor in the Company, having personally invested substantial amounts towards the development and advancement of the Company’s technology; (x) his established relationships and reputation within the global energy industry, which contribute to the Company’s strategic positioning; and (xi) his long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones..

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the CEO Equity Grant for Mr. Avraham Brenmiller, the Company’s CEO and Chairman of the Board, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires an affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 8

TO APPROVE AN EQUITY-BASED GRANT FOR MR. NIR BRENMILLER, THE COMPANY’S CHIEF OPERATING OFFICER AND DIRECTOR, AND FOR MR. DORON BRENMILLER, THE COMPANY’S CHIEF BUSINESS OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements Israeli Securities Authority, arrangements concerning compensation for company’s office holders or directors, require approval by the company’s compensation committee, the board of directors, and the company’s shareholders by a Simple Majority if aligned with a company’s compensation policy, or by a Special Majority (as defined in this Proxy Statement) if such arrangements exceed the compensation policy terms.

General

Mr. Nir Brenmiller has served as the Company’s COO since January 16, 2022 and has been a member of the Board of Directors since 2012. Previously, Mr. Nir Brenmiller served as the Company’s executive vice president since 2012. Mr. Nir Brenmiller is a relative of Mr. Avraham Brenmiller, the Company’s CEO and chairman of the Board of Directors. Mr. Nir Brenmiller has made major contributions to the Company’s operations, business and growth since his appointment.

Mr. Doron Brenmiller, has served as the Company’s CBO since January 16, 2022, and has been a member of the Board of Directors since 2012. Mr. Doron Brenmiller is a relative of Mr. Avraham Brenmiller, the Company’s CEO and chairman of the Board of Directors. Mr. Doron Brenmiller has played a pivotal role in advancing the Company’s business development and growth since his appointment.

Proposed Equity Grants

Based on the discussions held by the Compensation Committee on July 27 and 28, 2025, and following its recommendations, on August 7, 2025 the Board of Directors approved and recommend to the Company’s shareholders the approval of an equity grant to Mr. Nir Brenmiller and Mr. Doron Brenmiller, under the following terms (the “COO and CBO Equity Grant”):

•        Number of options:    In case the Private Placement, as defined in Proposal No. 3 above, will be approved, Mr. Nir Brenmiller and Mr. Doron Brenmiller will each be granted with options to purchase up to 193,969 Ordinary Shares (which reflects 2.13% of the Company’s current issued and outstanding share capital on a fully diluted basis), and in case the Private Placement, as defined in Proposal No. 3 above, will not be approved, Mr. Nir Brenmiller and Mr. Doron Brenmiller will each be granted with options to purchase up to 135,351 Ordinary Shares (which reflects 2.34% of the Company’s current issued and outstanding share capital on a fully diluted basis) (the “Options”).

•        Vesting Period:    Over a period of three years, as follows: (i) One third (1/3) of the Options shall vest 12 months following the date of the Meeting (“Date of Grant” and “First Vesting”, respectively); (ii) One third (1/3) of the Options shall vest 24 months following the Date of Grant (“Second Vesting”); (iii) One third (1/3) of the Options shall vest 36 months following the Date of Grant (“Third Vesting”).

•        Exercise Price:    The Options which shall vest in the First Vesting and the Second Vesting will be exercisable at a price of $0.01 per share. The Options which shall vest in the Third Vesting will be exercisable at a price of $2.16 per share (calculated according to the average market share price in the last 30 days prior to the Board of Directors’ approval of the COO Equity Grant.

•        Acceleration Mechanism:    Full acceleration of the COO Equity Grant will be permitted in the event of termination not for ‘cause’, as such term is defined in Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s employment agreements.

All other terms and conditions of the COO and CBO Equity Grant will be set forth in the Current Compensation Policy or Proposed Compensation Policy, as applicable and the Plan.

The Company seeks shareholders’ approval for the COO and CBO Equity Grant, in accordance with the Current Compensation Policy (except for the Exercise Price in the First and Second Vesting and the Acceleration Mechanism in case of termination of employment) and the Proposed Compensation Policy. When considering the approval of the COO and CBO Equity Grant, the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that the suggested acceleration mechanism is in accordance with the Proposed Compensation Policy (as defined in Proposal 4 hereof); (iii) factors included in the Current Compensation Policy and Proposed Compensation Policy, including, the position, responsibilities, background and experience of Mr. Nir Brenmiller and Mr. Doron Brenmiller; (iv) other relevant information and materials presented to them; (v) the importance and contribution of Mr. Nir Brenmiller and Mr. Doron Brenmiller to the Company’s business and growth; (vi) that the COO and CBO Equity Grant reflects a fair and reasonable value of each of their contribution to the Company; and (vii) that Mr. Nir Brenmiller and Mr. Doron Brenmiller each performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (viii) Mr. Nir Brenmiller and Mr. Doron Brenmiller’s extensive knowledge and expertise in the renewable energy sector; (ix) their role as a significant investor in the Company, having personally invested substantial amounts towards the development and advancement of the Company’s technology; (x) their established relationships and reputation within the global energy industry, which contribute to the Company’s strategic positioning; and (xi) their long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve the COO and CBO Equity Grants for Mr. Nir Brenmiller, the Company’s COO and Director, and Mr. Doron Brenmiller, the Company’s CBO and Director, as set forth in this Proxy Statement.”

In case Proposal 4 is approved, the approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement.).

In case Proposal 4 is not approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 9

TO APPROVE AN EQUITY-BASED GRANT FOR CERTAIN OFFICE HOLDERS OF THE COMPANY

Background

Under the Companies Law and the position statements Israeli Securities Authority, arrangements concerning compensation for company’s office holders or directors, require approval by a company’s compensation committee, the board of directors, and a company’s shareholders by a Simple Majority if aligned with the Company’s Compensation Policy, or by a Special Majority (as defined in this Proxy Statement) if such arrangements exceed the compensation policy terms.

Proposed Equity Grant

Based on the discussions held by the Compensation Committee on July 27 and 28, 2025, and following its recommendations, on August 7, 2025 the Board of Directors approved and recommend to the Company’s shareholders the approval of an equity grant to additional office holders, under the following terms (the “Other Office Holders Equity Grant”):

•        Number of options:    In case the Private Placement, as defined in Proposal No. 3 above, will be approved, the Office Holders will be granted with an aggregate number of options to purchase up to 129,312 Ordinary Shares (which reflects 1.42% of the Company’s current issued and outstanding share capital on a fully diluted basis), and in case the Private Placement as defined in Proposal No. 3 above, will not be approved, the Office Holders will be granted with an aggregate number of options to purchase up to 90,235 Ordinary Shares (which reflects 1.56% of the Company’s current issued and outstanding share capital on a fully diluted basis) (the “Options”).

•        Vesting Period:    Over a period of three years, as follows: (i) One third (1/3) of the Options shall vest 12 months following the date of the Meeting (“Date of Grant” and “First Vesting”, respectively); (ii) One third (1/3) of the Options shall vest 24 months following the Date of Grant (“Second Vesting”); (iii) One third (1/3) of the Options shall vest 36 months following the Date of Grant (“Third Vesting”).

•        Exercise Price:    The Options which shall vest in the First Vesting and the Second Vesting will be exercisable at a price of $0.01 per share. The Options which shall vest in the Third Vesting will be exercisable at a price of $2.16 per share (calculated according to the average market share price in the last 30 days prior to the Board of Directors’ approval of the Officers Equity Grant.

•        Acceleration Mechanism:    Full acceleration of the Officers Equity Grant will be permitted in the event of termination not for ‘cause’, as such term is defined in each individual officer’s or employee’s employment agreement.

All other terms and conditions of the Officers Equity Grant will be as set forth in the Current Compensation Policy or Proposed Compensation Policy, as applicable and the Plan.

The Company seeks shareholders’ approval of the Office Holder’s Equity Grant, only in case the Proposed Compensation Policy is not approved. When considering the approval of the Office Holders Equity Grant, in terms which exceed the terms of the Current Compensation Policy (only regarding the Exercise Price in the First and Second Vesting and the acceleration mechanism in the event of termination of employment), the Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) factors included in the Current Compensation Policy and Proposed Compensation Policy, including, the position, responsibilities, background and experience of the Additional Office Holders; (iii) other relevant information and materials presented to them; (iv) the importance and contribution of the office holders to the Company’s business and growth; (v) that the Office Holders Equity Grant reflects a fair and reasonable value of each Office Holder’s contribution to the Company; and (vii) that each of them performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Office Holders Equity Grant for certain office holders of the Company, as set forth in this Proxy Statement.”

In case Proposal 4 is approved, no shareholders’ approval will be required for this proposal.

In case Proposal 4 is not approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 10

TO APPROVE THE EXTENSION OF THE DUAL OFFICE OF MR. AVRAHAM BRENMILLER AS THE CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, the Company’s CEO may also serve as the Company’s Chairman of the Board of Directors, subject to the approval of the Company’s shareholders and for a period of up to three (3) years (a “Dual Office”).

Mr. Avraham Brenmiller founded the Company in Israel in 2012 and has served as the Company’s CEO and Chairman of the Board of Directors since.

On February 9, 2022, the Company’s shareholders approved of Mr. Avraham Brenmiller’s Dual Office for a period of eighteen (18) months from February 1, 2022, until July 31, 2023. On May 9, 2023, the Company’s shareholders approved the extension of Mr. Avraham Brenmiller’s Dual Office for an additional period of eighteen (18) months from August 1, 2023, until February 1, 2025. On December 5, 2024, the Company’s shareholders approved to renew Mr. Avraham Brenmiller’s Dual Office for an additional eighteen (18) months from February 1, 2025, until August 1, 2026 (the “Current Dual Office Period”).

On July 15, 2025, the Board of Directors approved, and recommend that the shareholders approve, to renew Mr. Avraham Brenmiller’s Dual Office for a period of three (3) years, as of the date of the Meeting (the “New Dual Office Period”).

It is clarified that Mr. Avraham Brenmiller is entitled to receive compensation only for his position as the Company’s CEO (in the terms previously approved by the Company’s shareholders and may be updated subject to the approval of Proposals Nos. 6 and/or 8 as of the date of this Meeting).

If Mr. Avraham Brenmiller’s New Dual Office Period will not be approved by the Company’s shareholders, then the Current Dual Office Period shall apply, and Mr. Avraham Brenmiller will continue to serve as CEO and Chairman of the Board of Directors until August 1, 2026.

The Board of Directors has considered all relevant issues and discussed all matters required under the Companies Law, including without limitation, the position, responsibilities, background, and experience of Mr. Avraham Brenmiller, and has resolved to recommend to the Company’s shareholders to approve the New Dual Office Period of Mr. Avraham Brenmiller, for the following reasons:

•        Mr. Avraham Brenmiller has made substantial contributions to the Company’s business and growth. The Board of Directors believes that Mr. Avraham Brenmiller performs a significant role in the planning, establishment, and implementation of the Company’s business, and will continue to play a key role in the Company’s pursuit of enhancing its business and growth opportunities.

•        The experience, familiarity, and significant contribution of Mr. Avraham Brenmiller to the Company’s operations.

•        The resources involved in locating and hiring an additional person to replace Mr. Avraham Brenmiller in his position as Chairman of the Board of Directors.

•        Mr. Avraham Brenmiller has served as the Company’s CEO and Chairman of the Board of Directors since the day the Company was established, and fulfils these roles with loyalty and professionalism, while leading the Company to significant technological and business achievements.

•        The Board of Directors believes that approving the New Dual Office Period for Mr. Avraham Brenmiller is in the best interest of the Company and is necessary to maintain the stability of the Company’s management.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the New Dual Office Period for Mr. Avraham Brenmiller as the Company’s Chief Executive Officer and Chairman of the Board of Directors, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2024 on Form 20-F (the “Annual Report”), to the Company’s shareholders.

The Company’s financial statements and Annual Report were filed with the SEC on March 4, 2025, and are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1901215/000121390025020178/ea0231962-20f_brenmiller.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Reports.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and this Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 19, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 19, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors

Exhibit A

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
BRENMILLER ENERGY LTD.

Preliminary

1.           Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite to them respectively, unless inconsistent with the subject or context.

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Black Scholes Consideration Value”	The value based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable transaction for pricing purposes.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context provides.
“Commission”	Shall mean the United States Securities and Exchange Commission.
“Company”	shall mean BRENMILLER ENERGY LTD.
“Companies Law”

shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Conversion Price”	shall mean $2.288 per Preferred Share.
“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.
“Exchange Act”	shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“External Director(s)”	shall mean as defined in the Companies Law.
“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.
“Initial Issuance Date”	shall mean, with to each Preferred Share, the date on which such Preferred Share was issued.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at any given time.
“Office Holder” or “Officer”	shall mean as defined in the Companies Law.

“Ordinary Share Equivalents”

shall mean any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Parent Entity”

of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on a Trading Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

“Preferred Majority”	shall mean Preferred Shareholders holding the majority of the issued and outstanding Preferred Shares of the Company.
“Preferred SPA”	shall mean any agreement pursuant to which, Preferred Shares are issued to a Person.
“Person”

shall mean an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Rule 144”

shall mean Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act”	shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Securities”	shall mean, with respect to Article 7A, such securities issued under a Preferred SPA.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.
“Stated Value”	shall mean $1,000 per Preferred Share.
“Subsequent Closing”	Shall mean, as applicable, a closing of the respective Preferred SPA.
“Subsidiary”

means with respect to any entity at any date, any direct or indirect Person, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which, at the time of determination, is controlled by the Company. For the avoidance of doubt, for the purposes of Article 7A, Brenmiller Europe S.L. is not a “Subsidiary”.

“Successor Entity”

Shall mean the Person (or, if so elected by Purchaser, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by Purchaser, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

“Trading Day”	Shall mean a day on which the principal Trading Market is open for trading for three or more hours.
“Trading Market”

shall mean any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent”	Shall mean the Company’s transfer agent retained by the Company from time to time.
“VWAP”

Shall mean, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if any of the Nasdaq markets or exchanges is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of a share of Ordinary Shares as determined by an independent appraiser selected in good faith by the Preferred Majority and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“in writing” or “writing”

shall mean written, printed, photocopied, photographic, typed, sent via email, facsimile or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in its entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual.

(d) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.           The Company is a limited liability company, and therefore each Shareholder’s obligations to the Company shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.           Public Company; Objectives.

(a) The Company is a Public Company as such term is defined in and as long as it so qualifies under the Companies Law.

(b) The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.           Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities), even if the donation is not within the framework of the company’s business considerations, for any purpose that the Board of Directors finds appropriate.

Share Capital

5.           Authorized Share Capital.

(a) The authorized share capital of the Company shall consist of (i) 150,000,000 Ordinary Shares, no par-value each (the “Ordinary Shares”), and (ii) 25,000 Preferred Shares, no par-value each (the “Preferred Shares”).

(b) The Ordinary Shares shall rank pari passu among themselves in all respects.

(c) The Preferred Shares shall rank pari passu among themselves in all respects.

6.           Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

7.           Special or Class Rights; Modification of Rights.

(a) The rights attached to any class, unless otherwise provided by the Companies Law or these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares (except for with respect to amending the provisions of Article 7A, which will require a Preferred Share class vote).

(b) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty-five percent (25%) of the issued shares of such class entitled to vote thereon.

(c) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

7A.        Rights and Limitations of Preferred Shares.

Notwithstanding anything to the contrary under these Articles:

(a) Conversion.

(i) Right to Convert.    Subject to the provisions of Article 7A(a)(v), at any time or times on or after the issuance of the Preferred Shares, the holder thereof (a “Preferred Shareholder”) shall be entitled to convert any whole number of Preferred Shares into validly issued, fully paid and non-assessable Ordinary Shares in accordance with 7A(a)(v).

(ii) Conversions at Option of Preferred Shareholder.    Each Preferred Share shall be convertible, at any time and from time to time at the option of the Preferred Shareholder thereof, into that number of Ordinary Shares (subject to the limitations set forth herein) determined by dividing the Stated Value of such Preferred Shares by the Conversion Price (the “Conversion Ratio”). A Preferred Shareholder shall affect conversions by providing the Company with the form of conversion notice as agreed between Company and Preferred Shareholder (a “Conversion Notice”). The date on which such conversion is to be effected, which date may not be prior to one Trading Day after (and not including) the date of reception by the Company of the Conversion Notice, delivered by the applicable Preferred Shareholder by pdf via email (such date, the “Conversion Date”) shall be set forth in the Conversion Notice. The Company shall be entitled to rely on any Conversion Notice if it is received from the notice address the Company is provided in connection with such transfer. If no Conversion Date is specified in a Conversion Notice, the Conversion Date shall be the date that such Conversion Notice to the Company is deemed delivered hereunder. No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error.

(iii) Company’s Response.    On or before the Conversion Date, the Company shall (1) provided that (x) the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and (y) Ordinary Shares to be so issued are otherwise eligible for resale pursuant to Rule 144 promulgated under the Securities Act, credit such aggregate number of shares of Ordinary Shares to which Purchaser shall be entitled to Purchaser’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if either of the immediately preceding clauses (x) or (y) are not satisfied, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of Purchaser or its designee, for the number of shares of Ordinary Shares to which the Preferred Shareholder shall be entitled.

(iv) Company’s Failure to Timely Convert.    Subject to the Companies Law, the Company and the Preferred Shareholder may agree on indemnification and other remedies in connection with the Company’s failure to timely convert the Preferred Shares into Ordinary Shares.

(v) Limitation on Beneficial Ownership.    Notwithstanding anything to the contrary contained in these Articles, the Preferred Shares held by a Preferred Shareholder shall not be convertible by such Preferred Shareholder, and the Company shall not effect any conversion of any Preferred Shares held by Preferred Shareholder, to the extent (but only to the extent) that such Preferred Shareholder or any of its affiliates would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Ordinary Shares of the Company. For the avoidance of doubt, the Company, when acting in good faith at the time of conversion, shall have no liability for conversions that are not in compliance with the Maximum Percentage. To the extent the above limitation applies, the determination of whether the Preferred Shares held by such Preferred Shareholder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by Purchaser or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by Purchaser and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (each as the case may be). No prior inability of a Preferred Shareholder to convert Preferred Shares, or of the Company to issue shares of Ordinary Shares to Purchaser, pursuant to this Article 7A(a)(v) shall have any effect on the applicability of the provisions of this Article 7A(a)(v) with respect to any subsequent determination of convertibility or issuance (each as the case may be). For purposes of this Section Article 7A(a)(v), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The provisions of this Article 7A(a)(v) shall be implemented in a manner otherwise than in strict conformity with the terms of this Article 7A(a)(v) to correct this Article 7A(a)(v) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this Article 7A(a)(v) shall apply to a successor Preferred Shareholder. For any reason at any time, upon the written or oral request of a Preferred Shareholder, the Company shall within one (1) Trading Day confirm orally and in writing to Preferred Shareholder the number of Ordinary Shares then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Ordinary Shares, including, without limitation, pursuant to this Article 17A. By written notice to the Company, the Preferred Shareholder may increase or decrease the Maximum Percentage with respect to such Preferred Shareholder to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, (ii) any such increase or decrease will apply only to such Preferred Shareholder sending such notice and not to any other Preferred Shareholder. For avoidance of doubt, and subject further to any additional limitations on Preferred Shareholder’s holdings prescribed in this Article 17A, in no event shall the Maximum Percentage with respect to a Preferred Shareholder, be amended in such manner where such Preferred Shareholder shall hold more than 24.99% of Company’s issued and outstanding Ordinary Shares, without the approval of the Shareholders as required under the Companies Law (to the extent not secured by such time).

(vi) Notwithstanding anything to the contrary set forth in this Article 17A, upon conversion of any Preferred Shares in accordance with the terms hereof, no Preferred Shareholder thereof shall be required to physically surrender the certificate representing the Preferred Shares to the Company following conversion thereof unless (A) the full or remaining number of Preferred Shares represented by the certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this article (vi) or (B) Preferred Shareholder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of any Preferred Shares. Each Preferred Shareholder and the Company shall maintain records showing the number of Preferred Shares so converted by the respective Preferred Shareholder and the dates of such conversions or shall use such other method, reasonably satisfactory to the Preferred Majority and the Company, so as not to require physical surrender of the certificate representing the Preferred Shares upon each such conversion. Subject to the Companies Law, in the event of any dispute or discrepancy, such records of Purchaser establishing the number of Preferred Shares to which the record Preferred Shareholder is entitled shall be controlling and determinative in the absence of manifest errors.

(b) Adjustments.

(i) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares.    With respect to any unconverted Preferred Shares, if the Company at any time on or after the Initial Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its Ordinary Shares into a greater number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares, with respect to a Preferred Shareholder, in effect immediately prior to such subdivision will be proportionately adjusted. Without limiting any provision of this Article (b), with respect to any unconverted Preferred Shares, if the Company at any time on or after the Initial Issuance Date combines (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its Ordinary Shares into a greater number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares in effect immediately prior to such subdivision will be proportionately increased. Without limiting any provision of Article (b), with respect to any unconverted shares, if the Company at any time on or after the Initial Issuance Date combines (by combination, reverse stock split or otherwise) its Ordinary Shares into a smaller number of shares (without implementing proper adjustments to the Preferred Shares), the Conversion Ratio for any unconverted shares in effect immediately prior to such combination will be proportionately reduced. Any adjustment pursuant to this Article (b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Article 7(b)(i) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such applicable Conversion Price shall be adjusted appropriately to reflect such event.

(ii) Rights Upon Fundamental Transactions.    The Company shall not enter into or be party to a Fundamental Transaction unless: (i) the Successor Entity assumes in writing all of the obligations of the Company under this Article 17A pursuant to written agreements in form and substance satisfactory to the Preferred Majority and approved by the Preferred Shareholder prior to such Fundamental Transaction, including agreements to deliver to each Preferred Shareholder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially

Article 17A, including, without limitation, having a dividend rate equal to dividend rate of the Preferred Shares held by each Preferred Shareholder and having similar ranking to the Preferred Shares, and reasonably satisfactory to the Purchaser and (ii) the Successor Entity (including its Parent Entity) is a publicly traded Company whose Ordinary Shares are quoted on or listed for trading on a Trading Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Article 17A referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume (by form of adoption under applicable organizational documents), all of the obligations of the Company under this Article 17A with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Company shall cause the Successor Entity shall deliver to each Preferred Shareholder confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Ordinary Shares (or other securities, cash, assets or other property (except such items still issuable under Article 17A(b)(i) which shall continue to be receivable thereafter)) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such publicly traded Ordinary Shares (or their equivalent) of the Successor Entity (including its Parent Entity) that such Preferred Shareholder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by such Preferred Shareholder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Article 17A), as adjusted in accordance with the provisions of this Article 17A. The provisions of this Article(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Preferred Shares. “Fundamental Transaction” shall mean any of the following: (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person (ii) the Company (or any Subsidiary that owns a majority of the Company’s assets on a consolidated basis), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the ordinary shares of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the common equity of the Company.

(iii) Subsequent Equity Sales.    Until such time as the Preferred Shareholders hold less than $750,000 of Preferred Shares (including all Preferred Shares issued at any Subsequent Closing), if the Company or any Subsidiary, as applicable sells or grants any option to purchase or sells or grants any right to reprice, or otherwise sells or issues (or announces any sale, grant or any option to purchase or other disposition), any Ordinary Shares or Ordinary Shares Equivalents entitling any Person to acquire shares of Ordinary Shares at an effective price per share that is lower than the then Conversion Price, including all Securities issued at a Subsequent Closing (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Ordinary Shares or Ordinary Shares Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Ordinary Shares at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then simultaneously with the consummation of each Dilutive Issuance the Conversion Price shall be reduced to equal the Base Conversion Price. Notwithstanding the foregoing, no adjustment will be made under this Article 7A(b) (iii) in respect of an Exempt Issuance, except issuances of Ordinary Shares pursuant to the Company’s at-the-market sales facility in place on the date on which these articles are adopted shall not be deeded an Exempt Issuance for the purposes of this Article 7A(b)(iii). Provided further, any Securities issued at a Subsequent Closing shall trigger a price reset under this Article 7A(b)(iii). The Company shall promptly notify the Preferred Shareholders in writing no later than one (1) Trading Day after the issuance of any Ordinary Shares or Ordinary Shares Equivalents subject to this Article 7A(b)(iii), indicating therein the applicable issuance price, applicable reset price, exchange price, conversion price and other terms of any Dilutive Issuance (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Article 7A(b)(iii) upon the occurrence of any Dilutive Issuance, the Preferred Shareholders are entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether a Preferred Shareholder accurately refers to the Base Conversion Price in the Conversion Notice. This Article 7A(b)(iii) shall not derogate from the provisions of Article 7A(a)(v).

i.    Issuance of Options.    If the Company in any manner grants or sells any options (other than options that qualify as Exempt Issuances) and the lowest price per share for which one Ordinary Share is issuable upon the exercise of any such option or upon conversion, exercise or exchange of any Ordinary Shares Equivalents issuable upon exercise of any such option is less than the Base Conversion Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such option for such price per share. For purposes of this Article 7A(b)(iii).i., the “lowest price per share for which one share of Ordinary Share is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any Ordinary Shares Equivalents issuable upon exercise of any such option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any Ordinary Shares Equivalent issuable upon exercise of such option and (y) the lowest exercise price set forth in such option for which one Ordinary Share is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any Ordinary Shares Equivalents issuable upon exercise of any such option minus (2) the sum of all amounts paid or payable to the holder of such option (or any other Person) upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any Ordinary Shares Equivalent issuable upon exercise of such option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such option (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares or of such Ordinary Shares Equivalents upon the exercise of such options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Ordinary Shares Equivalents.

ii.   Issuance of Ordinary Shares Equivalents.    If the Company in any manner issues or sells any Ordinary Shares Equivalents (other than Ordinary Shares Equivalents that qualify as Exempt Issuances) and the lowest price per share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Ordinary Shares Equivalents for such price per share. For the purposes of this Article 7A(b)(iii).ii., the “lowest price per share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Ordinary Share upon the issuance or sale of the Ordinary Shares Equivalent and upon conversion, exercise or exchange of such Ordinary Shares Equivalent and (y) the lowest conversion price set forth in such Ordinary Shares Equivalent for which one Ordinary Share is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such Ordinary Shares Equivalent (or any other Person) upon the issuance or sale of such Ordinary Shares Equivalent plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Ordinary Shares Equivalent (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Ordinary Shares Equivalents, and if any such issue or sale of such Ordinary Shares

Equivalents is made upon exercise of any options for which adjustment of the applicable Preferred Shares has been or is to be made pursuant to other provisions of this Article 7A(b)(iii).ii., except as contemplated below, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

iii.  Change in Option Price or Rate of Conversion.    If the purchase or exercise price provided for in any options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Ordinary Shares Equivalents, or the rate at which any Ordinary Shares Equivalents are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such options or Ordinary Shares Equivalents provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Article7A(b)(iii).iii., if the terms of any option or Ordinary Shares Equivalent that was outstanding as of the date of issuance of the Preferred Shares are increased or decreased in the manner described in the immediately preceding sentence, then such option or Ordinary Shares Equivalent and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Article7A(b)(iii).iii. shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

iv.  Calculation of Consideration Received.    If any option and/or Ordinary Shares Equivalent and/or adjustment right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Preferred Majority, the “Primary Security”, and such option and/or Ordinary Shares Equivalent and/or adjustment right, the “Secondary Securities”), together comprising one integrated transaction, the consideration per share of Ordinary Shares with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per share for which one share of Ordinary Shares was issued in such integrated transaction (or was deemed to be issued pursuant to Section (i) or (ii) above, as applicable) solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such option, if any, (II) the fair market value (as determined by the Preferred Shareholder) or the Black Scholes Consideration Value, as applicable, of such adjustment right, if any, and (III) the fair market value (as determined by the Preferred Majority) of such Ordinary Shares Equivalent, if any, in each case, as determined on a per share basis in accordance with this Section Article7A(b)(iii). iv. If any Ordinary Shares, options or Ordinary Shares Equivalents are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, option or Ordinary Shares Equivalent, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, options or Ordinary Shares Equivalents are issued or sold for a consideration other than cash (for the purpose of determining the consideration paid for such Ordinary Shares, option or Ordinary Shares Equivalent, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, options or Ordinary Shares Equivalents are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity (for the purpose of determining the consideration paid for such Ordinary Shares, option or Ordinary Shares Equivalent, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, options or Ordinary Shares Equivalents, as the case may be. The fair value of any consideration other than cash or publicly traded securities (for the purpose of determining the consideration paid for such Ordinary Shares, option or Ordinary Shares Equivalent, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be determined jointly by the Company and the Preferred Majority. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Preferred Majority. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(c) Dividends.

(i) In addition to share dividends or distributions for which adjustments are to be made pursuant to Article 7A(b), and the dividends payable pursuant Article7A(c)(ii), each Preferred Shareholder shall be entitled to receive, and the Company shall pay, dividends on shares of Preferred Shares equal (on an as-if-converted-to-Ordinary Share basis) to and in the same form as dividends actually paid on the Ordinary Shares when, as and if such dividends are paid on the Ordinary Shares.

(ii) The Preferred Shares shall accrue dividends at the annual rate of eight (8%) of the Stated Value (the “Preferred Dividend”) of all Preferred Shares held by the Preferred Shareholders from the date of issuance. The Company shall take the required actions, within 30 days after receipt of the audited financials for the previous fiscal year and at such meeting shall, declare and pay all Preferred Dividends accrued through the end of such previous fiscal year which can be declared any paid pursuant and subject to the terms of Sections 302-303 of the Companies Law or any successor thereof (subject further to any exemptions under the Companies Law available to the Company, if available, for dividend distribution, which Company shall make reasonable commercial efforts to utilize). The Company may not pay any other dividend until all accrued Preferred Dividend are paid in full. Subject to the foregoing and applicable law, the Preferred Dividend shall be paid to the Preferred Shareholder within 30 days after its approval by the Board. The Preferred Dividend shall be paid in cash. In the event the Company is unable to pay the Preferred Dividend, the Preferred Dividend shall accrue until the Company can make payment. Subject to applicable law, the Preferred Shareholder may convert any accrued but unpaid Preferred Dividends into Ordinary Shares at the Conversion Price in the same manner as the Preferred Shares. Subject to the Equity Conditions, the Company may pay dividends in Ordinary Shares, at the then in effect Conversion Price.

(d) Voting.

(i) The Preferred Shares shall have no voting rights in any General Meeting (except for any class meeting concerning specific matters of the Preferred Share class meeting, to the extent mandatory under the Companies Law), nor any rights to receive any notices (or related materials) on convening a general meeting (except for class meetings, if required in accordance with the aforementioned).

(ii) Upon conversion into Ordinary Shares, the issued Ordinary Shares shall have the same voting rights as all other Ordinary Shares.

8.           Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value, which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii) divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into shares of a larger, equal or smaller nominal value per share;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.           Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and may bear the signature of one Director, the Company’s CEO, CFO or of any other person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b) Subject to Article 9(a) above, each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name. Each certificate may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.         Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.         Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and to the full extent permitted by law any Committee (as defined herein) thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and no Shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other Shareholders.

12.         Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.         Calls on Shares.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof needs to be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.         Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.         Forfeiture and Surrender.

(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(e) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.         Lien.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

17.         Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.         Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.         Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s Ordinary Shares on the Trading Market.

20.         Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders for registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.         Decedents’ Shares.

(a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient (or to an officer of the Company to be designated by the Chief Executive Officer)), shall be registered as a Shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22.         Receivers and Liquidators.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.         General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at each calendar year at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors, no later than fifteen (15) months after the last Annual General Meeting.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

24.         Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment or postponement thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned or postponed meeting.

25.         Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least one percent (1%) or a higher percent of the Ordinary Shares, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered in a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

26.         Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law, and any other requirements applicable to the Company. Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The Company may add additional places for Shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

Proceedings at General Meetings

27.         Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting (which may be earlier or later than the date pursuant to clause (i) above), or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.         Chairperson of General Meeting.

The Chairperson of the Board of Directors or his or her designee shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.         Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 39 and 42 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but resolutions with respect to which the Companies Law allows the Company’s Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.         Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at the General Meeting).

If the Company’s Board decided to convene a General Meeting, the Board may cancel the General Meeting before the date and time of the General Meeting or any adjournment thereon.

31.         Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.         Voting Rights.

(a) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him.

(b) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (a) above.

(c) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(c), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

Proxies

33.         Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of BRENMILLER ENERGY LTD. hereby appoints of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any such form as may be approved by the Board of Directors.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.         Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.         Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.         Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote. In case of an equality of votes of the Board, the Chairman of the Board shall not have a second casting vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.         Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more Directors, and it may from time to time revoke such delegation or alter the composition of any such Committee. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of

Directors, so far as not superseded by any regulations adopted by the Board of Directors or by the Companies Law. Unless otherwise expressly prohibited by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.         Number of Directors.

(a) The Board of Directors shall consist of such number of Directors, not less than three (3) nor more than nine (9), including the External Directors (if any), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors.

(b) Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

39.         Election and Removal of Directors.

(a) The Directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i) The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2024 and when their successors are elected and qualified,

(ii) The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) Directors (other than External Directors), may be elected only in Annual Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2024, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) If the number of Directors (excluding External Directors) that constitutes the Board of Directors is hereafter changed, the then-serving Directors shall be redesignated to other Classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every Annual General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (f) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors to the relevant class at such Annual General Meeting (the “Nominees”).

(e) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(c) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(f) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(i) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

40.         Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41.         Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided in Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof, the Board shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42.         Vacation of Office.

The office of a Director shall be vacated and he or she shall be dismissed or removed:

(a) ipso facto, upon his or her death;

(b) if he or she is prevented by applicable law from serving as a Director;

(c) if he or she is declared bankrupt;

(d) if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director;

(e) if his or her directorship expires pursuant to these Articles and/or applicable law;

(f) by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution;

(g) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later;

(h) with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law; or

(i) if his or her office is vacated by virtue of the order or decision of a competent court (in a litigation to which the Company is a party). Such removal shall become effective on the date fixed by the court order or decision.

43.         Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a Shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

44.         Alternate Directors.

(a) Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b) Any notice to the Company pursuant to Article 44(a) shall be given in person to the Chairperson of the Board of Directors, or by sending the same in writing to the attention of the Chairperson of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. One person may not act as Alternate Director for several directors.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.         Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the Secretary (upon the request of such Director), shall, convene a meeting of the Board of Directors, but not less than forty-eight (48) hours’ notice shall be given of any meeting so convened, unless such notice is waived by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairperson, that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given in writing, including by email.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.         Quorum.

Until otherwise unanimously decided by the Board of Directors (or each of the Board’s committees), a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors (or each of the Boar’s committees) unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47.         Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.         Validity of Acts Despite Defects.

(a) All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

(b) The General Meeting shall be entitled to ratify any act taken by the Board or any committee without authority or which was tainted by some other defect. From the time of such ratification, every act ratified shall be treated as though lawfully preformed from the outset.

Chief Executive Officer

49.         Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management and operations of the Company in the ordinary course of business.

Minutes

50.         Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.         Declaration of Dividends.

Subject to Article 7A(c), the Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. Subject to Article 7A(c), the Board of Directors shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

52.         Amount Payable by Way of Dividends.

(a) Subject to the provisions of these Articles (including without limitations, Subject to Article 7A(c)), and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

53.         Interest.

No dividend shall carry interest as against the Company.

54.         Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such Shareholders in full satisfaction of their interest in the said capitalized sum.

55.         Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.         Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.         Deductions from Retaining Dividends.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 26 or 27, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.         Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be, if claimed, paid to a person entitled thereto.

59.         Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or payment order sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

60.         Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.         Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

62.         Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

62A.      Internal auditor.

To the extent required by the Companies Law the Board of Directors will appoint an internal auditor according to the audit committee’s recommendation (“Internal Auditor”).

The Internal Auditor shall submit, for the approval of the Board of Directors or the audit committee, as determined by the Board of Directors, a proposal for an annual or periodic work plan, and the Board of Directors or the audit committee shall approve such plan with such changes as it deem fit. Unless the Board of Directors determines otherwise, the work plan shall be submitted to the Board of Directors and approved by it.

Supplementary Registers

63.         Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

64.         Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference.

65.         Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii) reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference.

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii) Sub-Article 65(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The maximum amount of indemnification payable by the Company with respect to those liabilities and expenses described in Sub-Article 65(a)(i), for each Office Holder and for all Office Holders together, individually or in aggregate, under all letters of indemnification issued or to be issued by the Company, shall not exceed 25% of the Company’s equity as set forth in its latest consolidated financial statements as of the date of indemnification or any other amount which will be approved in accordance to applicable law.

66.         Exemption.

Subject to the provisions of the Companies Law, the Company may exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of the Office Holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt a Director in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. In addition, the Company may not exempt an Office Holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling Shareholder and/or any Office Holder has a personal interest.

67.         The provisions of Articles 64 through 66 shall also apply to an alternate director.

68.         General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 68 and any amendments to Articles 64 to 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 68 (i) shall apply to the maximum extent permitted by law (including, the Companies Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

69.         Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Exclusive Forum

70.         Exclusive Forum.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.

Notices

71.         Notices.

(a) Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 70.

(e) All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in the manner required by applicable law.

* * *

Exhibit B

Brenmiller Energy Ltd.
(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: August 2025

Introduction

1.1      Pursuant to the provisions of the Companies Law, 5759-1999 (hereafter — “the Companies Law”), on June 20, 2022 and June 23, 2022, the Company’s Compensation Committee and the Board of Directors respectively approved a compensation policy (hereafter — the “Policy”), as amended on January 24, 2023, with respect to the terms of service and/or employment of Company’s office holders (as defined below) (hereafter — the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter. On July 9, 2025 and July 15, 2025, the Compensation Committee and the Board of Directors respectively approved the renewal of the Policy.

1.2    The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3      The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4      This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee (the “Compensation Committee”), the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5      Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6      This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which — in order to remove any doubt — this policy cannot change and does not create a commitment between the company and its office holders.

1.7      For the avoidance of doubt, any compensation of office holders (as defined below), which are controlling shareholders (as the meaning of “control” is defined in the Companies Law — 5759-1999) (the “Companies Law”), may require additional approvals under applicable law.

2.      The Policy

2.1      Definitions

Office Holder — as defined in the Companies Law, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, active chairperson, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder — Office holder subordinate reporting directly to the CEO.

Foreign office holder — Office holder in the position of CEO or subordinate office holder who his/her residency is outside of Israel.

2.2      Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1        Basic salary component — refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) — the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2        Social and related benefits — social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3        Variable cash compensation (bonus) — short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual/one-time/special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4        Variable equity-based compensation — share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

The maximum annual cost (including Basic Salary, Social Benefits, Annual Bonus, Equity-based compensation), for each Office Holder shall not exceed NIS3,000K.

2.3      Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder:

2.3.1        Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2        The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3        The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4        The extent of responsibility delegated to the office holder.

2.3.5        The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6      Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7        The size of the Company and the nature of its activities.

2.3.8      As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9      (a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4      Payroll review

2.4.1        For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2      The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5      Basic salary, benefits and other related benefits

2.5.1        The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2      The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.). the Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) or options to purchase Ordinary Shares, which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 50% (“Equity-based Compensation in Lieu of Cash Compensation”).

2.5.3        In any case, the basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015) and in any case the annual cost for each office holder shall not exceed NIS1,500K:

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS 75,000
Company’s CEO (“CEO”)	NIS 110,000
Subordinate Office holders	NIS 75,000
Foreign office Holder	$75,000

____________

*        The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the office holder.

**      Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a double compensation.

2.5.4      Social benefits1, related benefits, reimbursement of expenses

The Terms of office and engagement of an Executive will include benefits or entitlements mandated by any Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)     Pension, including 401K

(b)    Education fund

(c)     Severance pay

(d)    Managers insurance

(e)     Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)     Disability insurance

(g)    Leased car or company car, as well as bearing the cost of related expenses or reimbursement thereof, or the value of the use thereof, including the gross up of car use value, or transportation allowance.

(h)    Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, internet services, or the value of the use thereof.

(i)     Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(j)     Sick days

(k)    Holiday and special occasion gifts

(l)     Recuperation pay

(m)   Expense reimbursement (including domestic and international travel expenses and per diem payments)

(n)    Payments for meals during working hours, according to the Company’s policy

(o)    Payments or participation in relocation and related costs and expenses

(p)    Loans or advances (subject to Applicable Law)

(q)    Professional or academic courses or studies

(r)     Newspaper or online subscriptions

(s)     Professional membership dues or subscription fees

(t)     Exculpation and indemnification to the fullest extent permitted by Applicable Law

(u)    Directors’ and officers’ liability insurance, to the fullest extent permitted by Applicable Law.

2.5.5        Any of the above benefits may include gross up of taxes and/or mandatory payments required to be made by applicable law.

2.5.6        Relocation terms

Should any of the Company’s Israeli resident office Holders be relocated on behalf of the Company to the United States, the Company will be entitled to grant that officer a grant of up to $50,000 to cover relocation expenses, in addition to health care expenses as may be from time to time.

____________

1        As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

2        An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

2.5.7        Insurance, indemnification, and exemption

Insurance

2.5.7.1  Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.7.2  Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.      The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.      The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.      Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; and in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of $5,000,000.

d.      In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

e.      The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.       In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.7.3  The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.7.4  Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6      Compensation in connection with termination of employment

2.6.1        Advance notice period

2.6.1.1  An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson — up to 6 months advance notice period.

CEO - up to 6 months advance notice period.

Subordinate office holder — up to 6 months advance notice period.

Foreign office holder — up to 6 months advance notice period.

2.6.1.2  Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3 The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2        Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3        Retirement terms

2.6.3.1  The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Position	Seniority	Validation of the right from termination of employment / services date
CEO	Upon completion of 3 years of service	Up to 6 months gross salary
Subordinate office holder	Upon completion of 3 years of service	Up to 6 months gross salary

2.7      Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship (under service agreement arrangements) – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1        Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)           Measurable Company Targets (from the categories in the list below);

(ii)          Measurable Personal Targets (from the categories in the list below); and

(iii)         Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairperson/CEO	0 – 100%	0 – 100%	0 – 25% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0 – 100%	0 – 100%	0 – 25% (by CEO), see section 2.7.3(2) below.

2.7.2        Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)     Sales and marketing targets.

(b)     Increase of revenue targets.

(c)     Engagement in contracts with revenue potential in a determined amount.

(d)     Engagement in collaboration contracts.

(e)     Engagement of material contracts and/or strategic contracts.

(f)      Achievement of product development milestones.

(g)     Reducing costs.

(h)     Achievement of targets/milestones relating to Company’s products and projects.

(i)      Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)      Achievement of regulatory approvals and/or IP related approvals.

(k)     Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(l)      Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate office holder Measurable Targets Criteria

(a)     Sales and marketing targets.

(b)     Increase of revenue targets.

(c)     Engagement in contracts with revenue potential in a determined amount.

(d)     Engagement in collaboration contracts.

(e)     Engagement of material contracts and/or strategic contracts.

(f)      Achievement of product development milestones.

(g)     Reducing costs.

(h)     Achievement of targets/milestones relating to Company’s products and projects.

(i)      Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)      Achievement of regulatory approvals and/or IP related approvals.

(k)     Budget and work plan related targets.

(l)      Inventory and Production related targets.

(m)    Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(n)     Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3        Discretionary bonus

(1)      With regard to the Company’s CEO and an Active Chairperson of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)      With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

The Compensation Committee and the Board of Directors may decide to change the measurable targets at any time during the year if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

2.7.4        Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5        The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6        Annual bonus that is based on measurable targets only

2.7.6.1  Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.         The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairperson of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)         All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre- determined by the Compensation Committee and Board of Directors.

(2)         All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.         The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)         All of the following conditions are met: (a) the resolution is in line with the Policy; (b)     the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre- determined by the Compensation Committee and Board of Directors.

(2)         The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7        The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairperson	Up to NIS 450,000 (subject to the provisions of section 2.7.3(1) above)
CEO	Up to NIS 1,000,000 (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to NIS 750,000.

____________

3        The maximum values are in respect of the aggregate annual bonus — bonus based on measurable targets and discretionary bonus.

2.7.8        The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9        The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10      The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11      The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8      One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including an Active Chairperson and directors, in respect of special efforts performed by the officer and/or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

The aggregate amount of One-Time Bonus and annual bonus, other than the CEO, shall not exceed 4 monthly salaries. The One-Time Bonus is separate from the annual bonus.

2.9      Long-term compensation

2.9.1        The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for long-term compensation are as follows:

2.9.1.1    The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion. Any grant of Restricted Shares or RSUs, shall be based on measurable targets and/or will be limited to 25% of the aggregate variable compensation value.

2.9.1.2    Vesting Period — The vesting period will not be less than three years with a one (1) year cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the employment agreement and/or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.9.1.3    Acceleration Mechanism — The Board of Directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan) and/or any other event, including termination of employment, in case of change of control etc., .

It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Transaction” and “Change of Control”.

2.9.1.4    Exercise Price — The exercise price of the equity-based compensation (if applicable) shall be determined by the compensation committee and the Board of Directors and in any case shall not be less than $0.01.

2.9.1.5   Expiration date — up to ten (10) years from the date of grant.

2.9.1.6   The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.9.1.7   The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis:

              Maximum amounts as follows:

Role	Active Chairperson	CEO	Subordinate Office holder
Maximum amount	NIS 1,500,000	NIS 2,000,000	NIS 1,500,000

2.9.1.8   the maximum dilution rate at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.

2.9.1.9   Other conditions for long-term compensation will be in accordance with the Company’s Option plan or any other long term compensation plan that will be adopted by the Company.

2.9.2        The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relative of controlling shareholder (only in the event described in this section 2.9.2), with RSU, Options or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).

The Exchanged equity compensation terms will be determined according to the following:

2.9.2.1.  Vesting Period — will be no less than one month.

2.9.2.2   Share Price — will be calculated according to the average of Company’s market share price in the last 5 – 30 days (at the Boards’ discretion), with a discount of up to 50%.

All other relevant terms will be as specified in section 2.9.1 above.

2.10    The ratio between the total variable components and the total compensation4

Role	The ratio between the total variable components and the total compensation
Active Chairperson of the Board of Directors	Up to 100%
CEO*	Up to 100%
Subordinate Office Holders, if any	Up to 100%
Foreign Office holders	Up to 100%

____________

*        Subject to applicable law.

____________

4        For that purpose, the “variable components” include the annual bonus, one-time bonus and annual value of the share-based payment.

2.11    Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1    Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.11.2      Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder) will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.11.3    Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder) shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of compensation of the office holder.

2.12    Compensation of directors

2.12.1      Fixed Fee — The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

Directors who also serve as Office Holders on a full-time (100%) basis will not receive directors compensation in addition to the Office Holders compensation.

2.12.2      Expenses — In addition, the directors of the Company will be entitled to compensation of travel and parking expenses.

2.12.3      Equity-Based Compensation — an annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Plan, will be allowed, with the approval of the Compensation Committee and the Board (without the need of further shareholders’ approval), as follows:

Each year, at a date determined by the Board, non-executive directors who are members of the Board at the determined time, shall be entitled to a certain amount of options or RSUs to be vested into Ordinary Shares of the Company.

•        For each non-executive member of the Board — the maximum value of $40,000, vested over 4 quarters, at the end of each quarter. In case of options — the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

•        For each non-executive member of the Board which is also a committee member – the maximum value of $50,000, vested over 4 quarters, at the end of each quarter. In case of options — the exercise price will be $0.01 and the options will expire on the fifth anniversary following the date of grant.

For new non-executive directors joining the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs or Options will be subject to the same vesting schedule as described in this section.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs or Options which were granted to him or her for his or her duty will expire immediately. In case of Options, all vested Options shall be exercisable for a period of up to 5 years from date of grant.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors (as the case may be) and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes/Intermediate), based on the according to the average of Company’s market share price in the last 5 – 30 days (at the Boards’ discretion).

All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.12.4      Per each of the non-executive directors’ request, the Compensation Committee and the Board will have full discretion to determine the combination of cash and equity-based compensation for each non-executive directors each year, which will be determined proportionally. It shall be clarified that in any case, the cash compensation will not exceed the maximum amount allowed under the compensation regulations (as defined above).

[For example: if a director who is also a committee member requests to receive 50% in cash and 50% in equity in one year, the calculation will be as follows: (i) 50% in cash will be calculated according as 50% of the ‘Maximum Amount’ under the compensation regulations (which includes annual compensation and participation compensation); plus (ii) 50% in equity will be calculated as 50% of value of $50,000].

2.13    Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment (clawback) policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.13 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under any Applicable Law.

2.14    Exchange Rate

Monetary amounts in this Policy that are quoted in $, subject to the applicable currency exchange rates or any exchange rate determined by the Board.

2.15    The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[5]	Ratio to Median salary
CEO	3.60	3.82
Subordinate office holders	2.39	2.89

As of the date of the compensation policy in the Company, there are 41 full-time employees. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Brenmiller Energy Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

3.      The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1      The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2      The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3      In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

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5       The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Brenmiller Energy Ltd. only, and does not include the cost of the salaries of the officers.